Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF RIOT PLATFORMS, INC.

Pursuant to section 78.390 of the Nevada Revised Statutes, RIOT PLATFORMS, INC., a Nevada corporation (the “Corporation”), hereby adopts the following amendment to its Articles of Incorporation, as amended (the “Articles of Incorporation”).

1. The Corporation’s Articles of Incorporation are hereby amended by deleting each of Section 3.01 and Section 3.02 of the Articles of Incorporation in their entirety and inserting in lieu thereof the following, respectively:

ARTICLE III

CAPITAL STOCK

3.01 Authorized Capital Stock. The total number of shares of stock the Corporation is authorized to issue shall be six hundred ninety-five million (695,000,000) shares. This stock shall be divided into two classes to be designated as “Common Stock” and “Preferred Stock.”

3.02 Common Stock. The total number of authorized shares of common stock shall be six hundred eighty million (680,000,000) shares with no par value per share.

2. Except as specifically provided herein, the Corporation’s Articles of Incorporation shall remain unmodified and shall continue in full force and effect.

3. By execution hereof, the undersigned officer of the Corporation certifies that the foregoing Certificate of Amendment to Articles of Incorporation of RIOT PLATFORMS, INC. was duly authorized and adopted by the Corporation’s board of directors and was approved by the Corporation’s stockholders at the Corporation’s Annual Meeting of Stockholders by the affirmative vote of stockholders holding 52.8% of the shares of the Corporation’s common stock, which constituted a majority of the shares of the Corporation’s common stock that were issued and outstanding on April 23, 2024, the record date for the Corporation’s Annual General Meeting of Stockholders.

Dated as of June 13, 2024.

RIOT PLATFORMS, INC.

By:

William Jackman Secretary, EVP, General Counsel